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SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-51580

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DAVinci Capital Management Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 Cambridge Street
(No. and Street)

Cambridge (City) MA (State) 02141 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William R Sheridan 978-369-1773
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sheridan Jr William Raymond
(Name – *if individual, state last, first, middle name*)

30 Monument Square (Address) Concord (City) MA (State) 01742 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 06 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mk 6/5

OATH OR AFFIRMATION

I, James J. McSweeney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Various Capital Management, Inc, as of February 28th, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public 3/13/2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Supplemental Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVINCI CAPITAL MANAGEMENT, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2005

with

With Report of
Independent Certified Public Accountant

DAVINCI CAPITAL MANAGEMENT, INC.

INDEX

DECEMBER 31, 2005

SHERIDAN
Certified Public Accountant

To the Board of Directors and Stockholders
of DaVinci Capital Management, Inc.
801 Cambridge Street
Cambridge, MA 02141

Independent Auditor's Report

I have audited the accompanying statement of financial condition of DaVinci Capital Management, Inc. as of December 31, 2005 and the related statements of income, changes in stockholders equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DaVinci Capital Management, Inc. at December 31, 2005 and the results of its operations and its cash flows, for the year then ended in conformity with generally accepted accounting principles accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William R Sheridan

February 27, 2006
Concord, MA

30 Monument Square ▫ Concord, MA 01742-2576 ▫ Tel. 978-369-1773

DAVINCI CAPITAL MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS	
Cash	$ 24,488
Receivable from broker-dealers and clearing organizations	176
Deposit with clearing organization	5,143
Securities owned:	
Not readily marketable, at estimated fair value	8,100
Office Equipment	5,320
Leasehold Improvements	4,056
Totals	9,376
Accumulated Depreciation	(3,605)
Total Property and Equipment	5,771
Other Assets- Prepaid Expenses	6,234
TOTAL ASSETS	49,912
LIABILITIES AND STOCKHOLDERS EQUITY	
LIABILITIES	
Accounts Payable and Accrued Expenses	9,790
TOTAL LIABILITIES	9,790
STOCKHOLDERS EQUITY	
Common Stock, No Par;	
Authorized 10,000 Class A Voting Shares and 10,000 Class B Non Voting shares	
Issued and Outstanding 900 Class A Voting Shares	18,000
Additional Paid in Capital	232,300
Retained Earnings (Deficit)	(210,178)
TOTAL STOCKHOLDERS EQUITY	40,122
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$ 49,912

The accompanying notes are an integral part of these financial statements.

DAVINCI CAPITAL MANAGEMENT, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2005

REVENUES		
Other Securities Commissions	$	27,709
Revenue from sale of investment company shares		218,058
Other Revenue		1,311
TOTAL REVENUES		247,078
EXPENSES		
Salaries and Wages		95,446
Commissions Paid		63,051
Regulatory Expenses		22,638
Payroll and Other Taxes		7,855
Insurance		12,829
Professional Fees		19,292
Computer and IT Expenses		2,524
Depreciation and Amortization		1,533
Dues and Subscriptions		1,742
Telephone		1,686
Office Rent		13,000
Equipment rental		2,357
Office Supplies		3,598
Travel and Entertainment		82
Utilities		1,131
Miscellaneous		509
TOTAL EXPENSES		249,273
NET INCOME (LOSS) BEFORE TAXES		(2,195)
INCOME TAXES		(456)
NET INCOME (LOSS)	$	(2,651)

The accompanying notes are an integral part of these financial statements.

DAVINCI CAPITAL MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
DECEMBER 31, 2005

	COMMON SHARES	AMOUNT	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS
BALANCES AT JANUARY 1, 2005	900	$ 18,000	$ 232,200	$ (207,527)
NET (LOSS)				(2,651)
BALANCES AT DECEMBER 31, 2005	900	$ 18,000	$ 232,200	$ (210,178)

The accompanying notes are an integral part of these financial statements.

DAVINCI CAPITAL MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

OPERATING ACTIVITIES	
Net Income (Loss)	$ (2,651)
Adjustments to reconcile Net Income to Net Cash Provided by Operating Activities	
Depreciation	1,533
Changes in Operating Assets and Liabilities	
Commissions receivables	4,591
Prepaid expenses and other items	459
Loan to employee	2,100
Accounts payable	(1,461)
Net Cash Provided by Operating Activities	4,571
INVESTING ACTIVITIES	
Net Cash (Used) for Investing Activities	-
FINANCING ACTIVITIES	
Net Cash (Used) from Financing Activities	-
INCREASE (DECREASE) IN CASH	4,571
CASH AT BEGINNING OF YEAR	19,917
CASH AT END OF YEAR	$ 24,488

Supplemental disclosure of cash flow information Note 1.

The accompanying notes are an integral part of these financial statements.

DAVINCI CAPITAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business - Davinci Capital Management, Inc. was incorporated in December 1998, and their fiscal year ends December 31st. The Company is a Delaware Corporation that is wholly owned by Airgead LLC. They're engaged in business as a broker-dealer engaged primarily in transactions in securities. The Company does business on a fully disclosed basis and, therefore, does not hold or maintain any customer accounts. The Company is a registered broker under the Securities and Exchange Act of 1934 and is a member of the NASD (National Association of Securities Dealers, Inc.) and SIPC (Securities Investor Protection Corp).

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment - Depreciation and amortization are provided principally on the straight-line method over the estimated useful lives of the assets. Major additions to property and equipment are capitalized whereas normal repairs and maintenance are expensed currently. Depreciation for the period ended was $ 1,533.

Long-Lived Assets - Long-lived assets to be held and used are tested for recoverability whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the excess of the asset's carrying value over the fair value of the asset. Certain long-lived assets to be disposed of by sale are reported at the lower of carrying value or fair value less cost to sell.

Income Taxes - Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB Statement No. 109, Accounting for Income Taxes. As changes in tax laws or rate are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The Company has a net operating loss carry forward of $12,335 and has elected not assigned a value.

Statement of Cash Flows - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the normal course of business.

Receivable from Broker-Dealers- Accounts receivable from Broker-Dealers consists of commissions.

Note 2. DEPOSIT WITH CLEARING ORGANIZATION

The Company has $ 5,143 in an interest bearing cash account with Westminster Financial Securities, Inc. The Company is required to maintain this account at a minimum level of $5,000 while it clears transactions through them. Additionally, the Company will incur a $5,000 early termination fee if their agreement with Westminster terminates before May 15, 2006.

Note 3. SECURITIES OWNED

The Company owns common stock in the National Association of Securities Dealers, Inc. These securities are not readily marketable; the estimated fair value at December 31, 2005 is $8,100.

Note 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebt ness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005 the Company's net capital was $ 14,841, which was $ 9,841 in excess of its required net capital of $ 5,000. The Company's net capital ratio was 66%.

Schedule I

DAVINCI CAPITAL MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2005

NET CAPITAL		
STOCKHOLDERS EQUITY		$ 40,122
DEDUCTIONS AND CHARGES:		
NONALLOWABLE ASSETS:		
Receivable from Broker or Dealers	176	
Securities not readibly marketable	8,100	
Property and equipment (net)	5,771	
Prepaid expenses	6,234	
OTHER DEDUCTIONS AND CHARGES	5,000	25,281
NET CAPITAL		14,841
AGGREGATE INDEBTNESS		
Accounts Payable and Accured Expenses		9,790
TOTAL AGGREGATE INDEBTNESS		9,790
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
MINIMUM NET CAPITAL REQUIRED		652
MINIMUM DOLLAR NET CAPITAL REQUIRED		5,000
NET CAPITAL REQUIREMENT		5,000
EXCESS NET CAPITAL		9,841
EXCESS NET CAPITAL AT 1000%		13,862
PERCENTAGE OF AGGREGATE INDEBTNESS TO NET CAPITAL		66%

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2005)

NET CAPITAL, AS REPORTED IN COMPANY'S PART II(unaudited) FOCUS REPORT	14,715
Other audit ajustments (net)	126
NET CAPITAL PER ABOVE	14,841

Schedule II

DAVINCI CAPITAL MANAGEMENT, INC.
STATEMENT REGARDING RULE 15c3-3
DECEMBER 31, 2005

The Company is exempt from Rule15c3-3 of the Securities and Exchange Commission under paragraph (K)(2)(ii) of that Rule.

SHERIDAN
Certified Public Accountant

To the Board of Directors and Stockholders
of DaVinci Capital Management, Inc.
Cambridge, MA

In planning and performing my audit of the financial statements and supplemental schedules of DaVinci Capital Management, Inc. at and for the year ended December 31, 2005, I considered its internal control structure, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures(including test of compliance with such practices and procedures) followed by DaVinci Capital Management, Inc. that I considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-(3)(a)(11) and the procedures for determining compliance with the exempt provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements of prompt payment for securities under Section 8 of Federal reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practice procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management of reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

30 Monument Square ▫ Concord, MA 01742-2576 ▫ Tel. 978-369-1773

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected in a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a5 (g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William R Sheehan

February 27, 2006
Concord, MA